Exhibit 99.1

Intelligent Group Limited Announces Successful Completion of Private Placement Financing

HONG KONG, July 15, 2025, Intelligent Group Limited (Nasdaq: INTJ), a Hong Kong-based financial public relations company, is pleased to announce the successful closing of its previously announced private placement financing (the "PIPE") on July 14, 2025. The Company has issued 15,000,000 Class A ordinary shares, each with a par value of US$0.00001, at a price of US$0.2615 per share. Following this placement, the Company’s total outstanding shares stand at 28,125,000 ordinary shares, comprising of 26,625,000 Class A ordinary shares and 1,500,000 Class B ordinary shares.

Strategic Financial Strengthening

This strategic financing initiative significantly enhances the Company’s financial position and provides substantial resources to support its ongoing strategic development and operational expansion. The funds raised will be utilized to further the Company’s mission of delivering innovative financial public relations solutions and strengthening its market presence.

Optimistic Market Outlook

The successful completion of this PIPE underscores the confidence of investors in the Company’s business model and growth prospects. As the financial markets continue to evolve, Intelligent Group Limited remains committed to leveraging its expertise to help listed companies enhance their brand influence and stakeholder engagement.

Ms. Wai Lau, Director & Chairlady of the Board of Directors, commented, "We are delighted with the successful completion of this private placement financing. This milestone not only strengthens our financial foundation but also underscores the confidence of investors in our strategic direction. We look forward to leveraging these resources to further innovate and expand our services, delivering greater value to our clients and stakeholders."

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited has been deeply rooted in Hong Kong for many years and successfully listed on the NASDAQ in March 2024. As a public relations group in Hong Kong to focus on producing financial content, Intelligent Group Limited is committed to providing high-value public relations services to the financial sector, helping listed companies enhance their brand influence through precise “data + content” driven communications. Through close collaboration with over 100 securities firms and more than 150 financial analysts, the company has focused on driving financial institutions, investors, and businesses with efficient content-driven public relations services. Intelligent Group operates in Hong Kong, Guangzhou, and Shenzhen, providing top-tier communications services to leading companies in the Hong Kong and U.S. stock markets.

For more information, please visit Intelligent Group’s website: intelligentjoygroup.com

For enquiry, please contact Intelligent Group Limited:

Karen Deng

Phone: (852) 57496688

Email: Karen.deng@intelligentjoy.com

In the event of any discrepancies with press releases from other sources, this version as published on the Company's website shall prevail.